September 19, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Tonya K. Aldave
John Dana Brown

Re:	Pagaya Technologies Ltd.
Amendment No. 2 to the Registration Statement on Form F-1 Filed September 19, 2022
File No. 333-266228

Dear Tonya K. Aldave and John Dana Brown:

On behalf of our client, Pagaya Technologies Ltd., an Israeli corporation (the “Company”), we are writing to provide the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 14, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form F-1, filed on July 20, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 2 to its Registration Statement on Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1
Cover Page

1.
We note your response to our prior comment 5. We note that the public warrants and 5,166,667 private placement warrants have recently been out of the money. Please disclose the likelihood that warrant holders will not exercise their warrants and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 12 and 62 of Amendment No. 2. Please see additional disclosures already in place on pages 58 and 59 and on page 92 of Amendment No. 2.

Summary of the Prospectus
Company Overview, page 1

2.
In light of the significant number of redemptions and the potential that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock (we note that the public warrants and 5,166,667 private placement warrants were recently out of the money), expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 93 of Amendment No. 2.

United States Securities and Exchange Commission
September 19, 2022

The securities being offered in this prospectus represent a substantial percentage of our outstanding Class A Ordinary Shares, page 57

3.
We note your response to comment 2. We note your disclosure addressing that the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return if share prices decline. Please revise to clearly state that the public securityholders may not experience a similar rate of return on the securities they purchased if there were such a price drop. In addition, in an appropriate place in your prospectus, state that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, due to differences in the purchase prices and the current trading price, the public securityholders may not experience a similar rate of return.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 58 and 59 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

4.
Please update your disclosure in the Liquidity and Capital Resources section, and elsewhere, to specifically address the fact that you may miss your 2022 Adjusted EBITDA projection and explain how that has impacted or may impact your financial position and create further risks to your business operations and liquidity, if applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 93 of Amendment No. 2.

* * *

Please do not hesitate to contact Andrea Nicolás at (212) 735-3416 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom

cc:	Richmond Glasgow, Pagaya Technologies Ltd.